Filing Pursuant to Rule 424(b)(2)

Registration Statement No. 333-33774

PROSPECTUS SUPPLEMENT NO. 13
(To Prospectus dated April 19, 2000)

22,532,000 Shares
of Common Stock

ADVANCED VIRAL RESEARCH CORP.

     You should read this prospectus supplement no. 13 along with the accompanying prospectus and prospectus supplements nos. 1 through 12. These documents contain information you should consider when making your investment decision. You should rely only on the information contained or incorporated by reference in this prospectus supplement no. 13 and the accompanying prospectus and prospectus supplements nos. 1 through 12. We have not authorized anyone else to provide you with different or additional information.

     This prospectus supplement no. 13 and the accompanying prospectus and prospectus supplements nos. 1 through 12 do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered hereby. This prospectus supplement no. 13 and the accompanying prospectus and prospectus supplements nos. 1 through 12 do not constitute an offer to sell or a solicitation of an offer to buy our common stock in any circumstances in which an offer or solicitation is unlawful.

     Information in this prospectus supplement no. 13 and the accompanying prospectus and prospectus supplements nos. 1 through 12 may change after the date on the front of the applicable document. You should not interpret the delivery of this prospectus supplement no. 13 or the accompanying prospectus and prospectus supplements nos. 1 through 12 as an indication that there has been no change in our affairs since that date.

     Our principal executive offices are located at 200 Corporate Boulevard South, Yonkers, New York 10701. Our telephone number is (914) 376-7383.

AN INVESTMENT IN OUR SECURITIES INVOLVES SUBSTANTIAL RISKS. THESE RISKS
ARE DESCRIBED UNDER THE CAPTION “RISK FACTORS” BEGINNING ON PAGE 3 OF THE
PROSPECTUS ACCOMPANYING THIS PROSPECTUS SUPPLEMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF
THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS
A CRIMINAL OFFENSE.

The date of this prospectus supplement no. 13 is September 10, 2002

HIGH RISK FACTORS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
MARKET FOR OUR COMMON STOCK
WHERE YOU CAN FIND MORE INFORMATION

HIGH RISK FACTORS

     As of the date of this prospectus, we do not have sufficient funds to sustain our operations, nor do we have funds to pay our debts as they become due. During the next 12 months, we expect to incur significant expenditures relating to operating expenses and expenses relating to regulatory filings and clinical trials for Product R. We currently do not have cash availability to meet our anticipated expenditures.

     We are currently seeking additional financing. We anticipate that we can continue operations through September 2002 with our current liquid assets, if none of our outstanding options or warrants are exercised or additional securities sold, and not including the receipt of funds from this offering. Assuming we have satisfied the conditions precedent to draw on the equity line of credit, and if we receive the full amount of proceeds available from the equity line of credit, we can continue operations for at least an additional 12 months, if no options or warrants are exercised or additional securities sold. Any proceeds received from the exercise of outstanding options or warrants will contribute to working capital and increase our budget for research and development and clinical trials and testing, assuming Product R receives subsequent approvals to justify such increased levels of operation. The recent prevailing market price for shares of common stock has from time to time been below the exercise prices of certain of our outstanding options or warrants. As such, recent trading levels may not be sustained nor may any additional options or warrants be exercised. If none of the outstanding options or warrants are exercised, we do not draw down on the equity line of credit, and we obtain no other additional financing, in order for us to achieve the level of operations contemplated by management, management anticipates that we will have to limit operations.

     We anticipate that we will be required to sell additional securities to obtain the funds necessary to continue operations and further our research and development activities. We are currently seeking debt financing, licensing agreements, joint ventures and other sources of financing, but the likelihood of obtaining such financing on favorable terms is uncertain. Management is not certain whether, at present, debt or equity financing will be readily obtainable or whether it will be on favorable terms. Because of the large uncertainties involved in the FDA approval process for commercial drug use on humans, it is possible that we may never be able to sell Product R commercially. Please see page 5 of the prospectus for a discussion of other risk factors.

USE OF PROCEEDS

     We will use the net proceeds of this offering of our common stock as described in the prospectus. See “Use of Proceeds” beginning on page 7 of the prospectus.

PLAN OF DISTRIBUTION

     Pursuant to this prospectus supplement no. 13, we are offering an aggregate of 22,532,000 shares of our common stock to the persons listed below (the “Purchasers”): (i) 21,500,000 of which shares (the “Purchased Shares”) are being offered and sold for total gross proceeds of $3,010,000 or $.14 per share pursuant to a Securities Purchase Agreement dated as of September 9, 2002 between certain of the Purchasers and us, and (ii) 1,032,000 of which shares (the “Placement Agent Shares”) are being offered for services rendered by H.C. Wainwright & Co., Inc. (“HCW”), our placement agent, pursuant to an Engagement Letter dated as of September 9, 2002 between HCW and us. In addition to issuing the Placement Shares under the Engagement Letter, we are obligated to pay to HCW a placement fee of $150,500 upon the consummation of the purchase and sale of the Purchased Shares.

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Purchaser	Purchase Price	Purchased Shares

SDS Merchant Fund, LP	$900,000	6,428,572
Stonestreet Limited Partnership	$750,000	5,357,143
01144 Ltd.	$100,000	714,286
Bristol Investment Fund Ltd.	$400,000	2,857,143
Alpha Capital	$500,000	3,571,429
Xmark Fund, Ltd.	$154,000	1,100,000
Xmark Fund, L.P.	$56,000	400,000
RIG MicroCap Fund LP	$100,000	714,286
Richard Melnick	$50,000	357,143

Subtotal – Purchasers	$3,010,000	21,500,000

Placement Agent	Stock Placement Fee	Shares

H.C. Wainwright & Co., Inc.	$180,600	1,032,000
Total		22,532,000

     Each of the Purchasers as well as HCW (collectively, the “Investors”) may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”) in connection with its sale of the shares purchased from us as described in this prospectus supplement no. 13. Broker-dealers or other persons acting on the behalf of parties that participate in the distribution of the shares may also be deemed to be underwriters. Any commissions or profits they receive on the resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act.

     During the time any Investor is engaged in distributing shares covered by this prospectus supplement no. 13 and accompanying prospectus and prospectus supplements nos. 1 through 12, such Investor may be subject to, among other regulations, Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). With certain exceptions, to the extent such Investor is subject to Regulation M, it may not engage in any stabilization activity in connection with our securities, must furnish each broker who offers shares of common stock covered by this prospectus supplement no. 13 and accompanying prospectus and prospectus supplements nos. 1 through 12 with the number of copies of this prospectus supplement no. 13 and accompanying prospectus and prospectus supplements nos. 1 through 12 which are required by each broker, and may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

     The Securities Purchase Agreement also provides that the Purchasers who purchase Purchased Shares shall be issued, in the aggregate, warrants to purchase an aggregate of 16,125,002 shares of our common stock (the “Warrants”), which shall be exercisable for five years from the date of issuance at an exercise price equal to $.25 or as may be adjusted from time to time as provided in the Warrants. The shares of common stock issuable upon the exercise of the Warrants and the resale thereof by the Purchasers are not covered by this prospectus supplement no. 13.

MARKET FOR OUR COMMON STOCK

     Our common stock is traded on the National Association of Securities Dealers, Inc.’s OTC Bulletin Board under the symbol “ADVR.” On September 6, 2002 the high and low bid prices for our common stock on the Bulletin Board were $0.19 and $0.175, respectively. On September 6, 2002, we had 432,991,989 shares of common stock outstanding.

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WHERE YOU CAN FIND MORE INFORMATION

     The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement no. 13 and the accompanying prospectus and prospectus supplements nos. 1 through 12. We incorporate the documents indicated on page 8 of our prospectus.

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